Exhibit 99.2

NOTICE TO READER

The Real Brokerage Inc. (the Company) adopted U.S. GAAP as issued by the Financial Accounting Standards Board (FASB) as the basis of preparation for the consolidated financial statements for the period ended December 31, 2024.

As required pursuant to section 4.3(4) of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators, the Company must re-present its interim financial reports for the year ended December 31, 2024 in accordance with GAAP, such interim financial reports having previously been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

The attached re-presented unaudited interim condensed consolidated financial statements for the period ended March 31, 2024 Q1 2024 Interim Financial Statements have been prepared in accordance with GAAP and provide financial information for the period ended March 31, 2024, as re-presented on March 6, 2025. Other than as expressly set forth above, the Q1 2024 Interim Financial Statements do not, and do not purport to, update or re-present the information in the original unaudited interim condensed consolidated financial statements or reflect any events that occurred after the date of the filing of the original unaudited interim condensed consolidated financial statements.

The Company’s Annual Report on Form 40-F for the year ended December 31, 2024 (2024 40-F), filed on March 6, 2025, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are cautioned that these Q1 2024 Interim Financial Statements should be read in conjunction with the 2023 consolidated financial statements, presented as comparative information to the audited consolidated financial statements for the year ended December 31, 2024 included in the 2024 40-F.

1

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

UNAUDITED

	As of
	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$20,072	$14,707
Restricted cash	24,440	12,948
Investments in financial assets	14,413	14,222
Trade receivables	9,535	6,441
Other receivables	90	63
Prepaid expenses and deposits	1,222	2,132
TOTAL CURRENT ASSETS	69,772	50,513
NON-CURRENT ASSETS
Intangible assets	3,219	3,442
Goodwill	8,993	8,993
Property and equipment	1,593	1,600
TOTAL NON-CURRENT ASSETS	13,805	14,035
TOTAL ASSETS	83,577	64,548

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,093	571
Accrued liabilities	21,214	13,374
Customer deposits	24,440	12,948
Other payables	10,666	302
Warrants liability	540	-
TOTAL CURRENT LIABILITIES	57,953	27,195
NON-CURRENT LIABILITIES
Warrants liability	-	269
TOTAL NON-CURRENT LIABILITIES	-	269
TOTAL LIABILITIES	57,953	27,464
Commitments and contingencies

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, $0 par value, unlimited Common Shares authorized, 187,188 Shares issued and 186,480 outstanding (in thousands) at March 31, 2024; and 183,605 Shares issued and 183,430 outstanding (in thousands) at December 31, 2023	-	-
Additional paid-in capital	121,870	115,504
Deficit	(94,302)	(78,205)
Accumulated other comprehensive income (loss)	(5)	(167)
Treasury stock, at cost, 708 and 175 Common Shares (in thousands) at March 31, 2024 and December 31, 2023, respectively	(2,110)	(257)
EQUITY ATTRIBUTABLE TO OWNERS	25,453	36,875
Non-controlling interests	171	209
TOTAL EQUITY	25,624	37,084
TOTAL LIABILITIES AND EQUITY	83,577	64,548

The accompanying notes form an integral part of the consolidated financial statements.

2

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts)

UNAUDITED

	For the Period Ended
	March 31, 2024	March 31, 2023
Revenues	$200,743	$107,845
Cost of Sales	179,984	97,037
Gross Profit	20,759	10,808

General and administrative expenses	12,136	8,638
Marketing expenses	12,629	7,684
Research and development expenses	2,462	1,524
Settlement of litigation	9,250	-
Operating Expenses	36,477	17,846
Operating Loss	(15,718)	(7,038)

Other income (expenses), net	173	28
Finance expenses, net	(552)	(305)
Net Loss	(16,097)	(7,315)
Net income attributable to noncontrolling interests	-	80
Net Loss Attributable to the Owners of the Company	(16,097)	(7,395)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investments in financial assets	43	93
Foreign currency translation adjustment	119	147
Total Comprehensive Loss Attributable to Owners of the Company	(15,935)	(7,155)
Total Comprehensive Income Attributable to Non-Controlling Interest	-	80
Total Comprehensive Loss	(15,935)	(7,075)
Loss per share
Basic and diluted loss per share	$(0.09)	$(0.04)
Weighted-average shares, basic and diluted	184,692	178,629

The accompanying notes form an integral part of the consolidated financial statements.

3

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. dollar in thousands)

UNAUDITED

	Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non-Controlling Interests	Total Equity
Balance at, January 1, 2024	115,504	(78,205)	(167)	(257)	36,875	209	37,084
Total net income (loss)	-	(16,097)	-	-	(16,097)	-	(16,097)
Total other comprehensive income	-	-	162	-	162	-	162
Distributions to non-controlling interests	-	-	-	-	-	(38)	(38)
Acquisition of commons shares for Restricted Share Unit (RSU) Plan	-	-	-	(4,623)	(4,623)	-	(4,623)
Release of treasury shares	(2,770)	-	-	2,770	-	-	-
Exercise of stock options	613	-	-	-	613	-	613
Shares withheld for taxes	(321)	-	-	-	(321)	-	(321)
Equity-settled share-based payment	8,844	-	-	-	8,844	-	8,844
Balance at, March 31, 2024	121,870	(94,302)	(5)	(2,110)	25,453	171	25,624

Balance at, January 1, 2023	94,531	(50,704)	(469)	(14,962)	28,396	263	28,659
Total net income (loss)	-	(7,395)	-	-	(7,395)	80	(7,315)
Total other comprehensive income	-	-	240	-	240	-	240
Acquisition of commons shares for Restricted Share Unit (RSU) Plan	-	-	-	(601)	(601)	-	(601)
Release of treasury shares	(4,160)	-	-	4,160	-	-	-
Exercise of stock options	66	-	-	-	66	-	66
Equity-settled share-based payment	5,761	-	-	-	5,761	-	5,761
Balance at, March 31, 2023	96,198	(58,099)	(229)	(11,403)	26,467	343	26,810

The accompanying notes form an integral part of the consolidated financial statements.

4

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollar in thousands)

UNAUDITED

	For the Period Ended
	March 31, 2024	March 31, 2023
OPERATING ACTIVITIES
Net Loss	$(16,097)	$(7,315)
Adjustments for:
Depreciation and amortization	326	269
Equity-settled share-based payments	8,844	5,761
Finance costs	129	225
Change in fair value of warrants liability	271	(42)
Changes in operating asset and liabilities:
Trade receivables	(3,094)	148
Other receivables	(27)	(1)
Prepaid expenses and deposits	910	(224)
Accounts payable	522	(104)
Accrued liabilities	7,840	3,081
Customer deposits	11,492	7,955
Contingent consideration	-	(600)
Other payables	10,364	45
NET CASH PROVIDED BY OPERATING ACTIVITIES	21,480	9,198

INVESTING ACTIVITIES
Purchase of property and equipment	(96)	(140)
Purchase of financial assets	(171)	(506)
Sale of financial assets	22	-
NET CASH USED IN INVESTING ACTIVITIES	(245)	(646)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(4,623)	(601)
Payment of employee taxes on certain share-based arrangements	(321)	-
Proceeds from exercise of stock options	613	66
Distribution to non-controlling interest	(38)	-
NET CASH USED IN FINANCING ACTIVITIES	(4,369)	(535)

Net change in cash, cash equivalents and restricted cash	16,866	8,017
Cash, cash equivalents and restricted cash, beginning of year	27,655	18,327
Effect of foreign exchange rate changes on cash and cash equivalents	(9)	67
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$44,512	$26,411

The accompanying notes form an integral part of the consolidated financial statements

5

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

1.	BUSINESS

Description of the Business

The Real Brokerage Inc. (“Real” or the “Company”) is a growing real estate technology company located in the United States and Canada. Real is taking a first principles approach to redefining the role of a real estate brokerage in the lives of agents and within the broader housing ecosystem. The Company focuses on developing technology to enhance real estate agent performance while building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets in which Real operates. Real’s goal is to establish the Company as the destination brokerage for agents, by offering an unmatched combination of technology, support, and financial incentives. Real’s vision is to transform home buying under the guidance of an agent via an integrated consumer portal and app, while growing attachment of ancillary services including mortgage brokerage and title insurance. Concurrently, Real plans to expand its suite of tools and products tailored for agents, including mobile banking, payment solutions, and wealth management tools, to facilitate their journey towards generational wealth.

The consolidated operations of Real include the subsidiaries of Real, including those involved in the brokerage, title and mortgage broker operations.

Common Shares

On May 17, 2021, the TSX Venture Exchange (the “TSXV”) accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million common shares of the Company (“Common Shares”), representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which, Real may purchase up to approximately 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2024.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an “RSU”) obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as to deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently to all periods presented.

6

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

A.	Basis of preparation

The Interim Condensed Consolidated Financial Statements and accompanying notes have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

The financial information as of December 31, 2023, that is included in this quarterly report is derived from the audited Consolidated Financial Statements and notes for the year ended December 31, 2023. Such financial information should be read in conjunction with the notes of the Consolidated Financial Statements included in our annual report.

All dollar amounts are in U.S. dollars unless otherwise stated.

B.	Basis of consolidation

The Condensed Consolidated Financial Statements incorporate the financial statements of the Company, its wholly-owned subsidiaries and entities in which we have a controlling voting interest in. Intercompany transactions and balances are eliminated upon consolidation.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries’ accounting policies are in line with Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated on consolidation.

C.	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to legal contingencies, income taxes, revenue recognition, stock-based compensation, intangible assets, goodwill and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

7

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

D.	Cash and Cash Equivalents and Restricted Cash

In the condensed consolidated balance sheets, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents consist primarily of money market fund and other short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the Company is subject to third party contractual restrictions are included in Restricted cash in the Consolidated Balance Sheets. Restricted cash consists of cash held in escrow by the Company’s brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding Customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective Customer deposit liability.

The following table provides a reconciliation of Cash, cash equivalents and Restricted cash reported within the Consolidated Balance Sheet that sum to the total of the same amounts shown on the Statement of Cash Flows.

	March 31, 2024	March 31, 2023
Cash and cash equivalents	$20,072	$10,975
Restricted cash	24,440	15,436
Total cash, cash equivalents, and restricted cash, ending balance	$44,512	$26,411

E.	Income Taxes

The Company has not recorded any income tax expense or benefit in either the period ended March 31, 2024 or March 31, 2023 as it has had cumulative tax losses in all jurisdictions where it conducts business. Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for our other deferred tax assets, as we believe that it is more likely than not that all of our deferred tax assets will not be realized. Accordingly, we have recorded a full valuation allowance against our net deferred tax assets.

F.	Accounting policy Developments

Recently Adopted Accounting Pronouncement

The Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU’) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This ASU does not alter the methodology employed by the Company in identifying its operating segments, aggregating those operating segments or applying the quantitative thresholds to determine its reportable segments. Instead, the new ASU adds required disclosures concerning significant segment expenses that are regularly provided to or easily computed from information regularly provided to by the chief operating decision maker (“CODM”) and included within the Company’s reported measure of segment profit of loss, as well as certain other disclosures. The new ASU also allows disclosure of multiple measures of segment profitability if those measures are used to allocate resources and assess performance by the CODM. Furthermore, certain annual disclosures will be required on an interim basis. The ASU is effective for annual financial statements of public business entities for fiscal years beginning after December 15, 2023 and in interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The new guidance should be adopted retrospectively unless impracticable. The Company has adopted ASU 2023-07 retrospectively beginning from January 1, 2023.

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis with an option to apply them retrospectively. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

8

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

3.	Revenue

In the following table, Revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	For the Period Ended
	March 31, 2024	March 31, 2023
Main revenue streams
Commissions	199,252	107,115
Title	795	598
Mortgage Income	696	132
Total Revenue	200,743	107,845

4.	Expenses By Nature

The following table presents a breakdown of operating expenses (in thousands):

	For the Period Ended
	March 31, 2024	March 31, 2023
Cost of Sales	179,984	97,037

Operating Expenses
General and Administrative Expenses	12,136	8,638
Salaries and Benefits	5,868	4,478
Stock Based Compensation	1,354	959
Administrative Expenses	836	685
Professional Fees	3,118	1,647
Depreciation Expense	326	269
Other General and Administrative Expenses	634	600
Marketing Expenses	12,629	7,684
Salaries and Benefits	205	107
Stock Based Compensation for Employees	4	11
Stock Based Compensation for Agents	2,137	1,541
Revenue Share	9,064	5,434
Other Marketing and Advertising Cost	1,219	591
Research and Development Expenses	2,462	1,524
Salaries and Benefits	1,391	658
Stock Based Compensation	135	49
Other Research and Development	936	817
Settlement of Litigation	9,250	-
Operating Expenses	36,477	17,846
Total Cost of Sales and Operating Expenses	216,461	114,883

9

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

Finance Expenses

The following table provides a detailed breakdown of Finance costs (in thousands) as reported in Condensed consolidated Statements of Comprehensive Loss:

	For the Period Ended
Description	March 31, 2024	March 31, 2023
Change in Fair Value of Warrants Outstanding	271	(42)
Realized Losses (Gains)	53	8
Bank Fees	110	122
Finance Costs	117	217
Total Finance Expenses	552	305

5.	OPERATING segments disclosures

Segment information aligns with how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, manages the business and allocates resources into three operating segments:

●	North American Brokerage: generates revenue by processing real estate transactions which entitles the Company to commissions.

●	One Real Title: generates revenue by offering title insurance and closing services for residential and/or commercial transactions.

●	One Real Mortgage: derives revenue from premiums associated with facilitating mortgage transactions between borrowers and lenders.

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information and is (iii) regularly reviewed by the CODM. Once operating segments are identified, the Company performs a quantitative analysis of the current and historic revenues and profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics.

The Company has determined that it operates as a single reporting segment - North American Brokerage which comprises of more than 90% of Group’s total revenue and income (loss) from operations. The other two segments One Real Title and One Real Mortgage are not considered as reporting segments as their revenue and net loss do not meet quantitative threshold set for reporting segments. These two segments are disclosed in an ‘Other segments’ category below.

The presentation in this note for prior periods has been restated following the retrospective adoption of ASU 2023-07.

The CODM uses revenues, gross profits and operating income (loss) from operations as key metrics to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions. All segments follow the same basis of presentation and accounting policies as those described throughout the Notes to the Interim Condensed Consolidated Financial Statements included herein. The following table provides information about the Company’s reportable segments (in thousands). Financial information for the comparable prior periods presented have been revised to conform with the current year presentation.

10

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

	For the Period Ended March 31, 2024
	North American Brokerage	Other Segments	Total
Revenues	199,252	1,491	200,743
Cost of sales	179,468	516	179,984
Gross Profit	19,784	975	20,759

Operating Expenses(1)(2)	34,421	2,056	36,477
Operating Loss	(14,637)	(1,081)	(15,718)

Reconciliation of profit or loss (segment profit/(loss)
Other income (expenses), net			173
Finance expenses, net			(552)
Net Loss			(16,097)

1Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

2Operating expenses includes Revenue share expense of approximately 9,064 thousand and is recorded in the North American Brokerage segment.

	For the Period Ended March 31, 2023
	North American Brokerage	Other Segments	Total
Revenues	107,115	730	107,845
Cost of Sales	96,863	174	97,037
Gross Profit	10,252	556	10,808

Operating Expenses(1)(2)	16,006	1,840	17,846
Operating Loss	(5,754)	(1,284)	(7,038)

Reconciliation of profit or loss (segment profit/(loss)
Other income (expenses), net			28
Finance expenses, net			(305)
Net Loss			(7,315)

1Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

2Operating expenses includes Revenue share expense of approximately 5,434 thousand and is recorded in the North American Brokerage segment.

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales in the current and in the prior year.

The assets and liabilities of each segment are not reported to the CODM on a regular basis therefore they are not disclosed in these Condensed Consolidated Financial Statements.

Depreciation and Amortization

	For the Three Months Ended
	March 31, 2024	March 31, 2023
North American Brokerage	131	101
Other Segments	195	168
Total Company	326	269

11

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

The amount of Revenue from external customers, by geography, is shown in the table below:

	For the Period Ended
	March 31, 2024	March 31, 2023
United States	176,489	95,709
Canada	24,254	12,136
Total revenue by region	200,743	107,845

6.	income Taxes

The Company has not recorded any income tax expense or benefit in either the period ended March 31, 2024 or March 31, 2023 as it has had cumulative tax losses in all jurisdictions where it conducts business. Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for our other deferred tax assets, as we believe that it is more likely than not that all of our deferred tax assets will not be realized. Accordingly, we have recorded a full valuation allowance against our net deferred tax assets.

7.	BASIC AND DILUTED Loss Per Share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus, any potentially dilutive Common Shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	For the Period Ended
	March 31, 2024	March 31, 2023
Issued Common Shares, Balance at the beginning of the year	183,606	178,201
Purchase of Shares	(1,106)	-
Release of Shares	493	-
Issuance of Shares	1,434	89
Exercise of Options	265	339
Weighted-average numbers of Common Shares	184,692	178,629

Loss per share
Basic and diluted loss per share	(0.09)	(0.04)

The following potential common shares are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted earnings per share.

	For the Period Ended
	March 31, 2024	March 31, 2023
Options	20,727	23,037
RSU	27,262	19,636
Total	47,989	42,673

12

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

8.	Share-Based Payment Arrangements

A.	Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to purchase shares in the Company. Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

In connection with the graduation to the TSX, the Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022, and the Company’s shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

The following table depicts the number of Options granted (in thousands):

Grant Date	Number of Options	Vesting Conditions	Contractual Life of Options
Balance January 1, 2023	27,057
On March, 2023	1,500	16.7% on first anniversary, then quarterly vesting	10 years
On March, 2023	15	3 years quarterly vest	10 years
On June, 2023	65	33.3% on first anniversary, then quarterly vesting	10 years
On August, 2023	85	3 years quarterly vest	10 years
On November, 2023	10	33.3% on first anniversary, then quarterly vesting	10 years
Balance December 31, 2023	28,732
Balance January 1, 2024	28,732
Balance March 31, 2024	28,732

B.	Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula. The Black-Scholes model requires management to make certain assumptions including the expected life of the stock options, volatility and risk-free interest rate. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date of options granted in the period were as follows:

	March 31, 2024	March 31, 2023
Share price	-	$1.25
Expected volatility (weighted-average)	-	108%
Expected life (weighted-average)	-	10 years
Expected dividends	-	-%
Risk-free interest rate (based on US government bonds)	-	3.65%
Weighted-average grant date fair value	-	$1.25

Expected volatility has been based on an evaluation of historical volatility of the company’s share price.

13

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

C.	Reconciliation of outstanding stock-options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	March 31, 2024		December 31, 2023
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	21,943	$0.92	21,746	$0.87
Granted	-	-	1,675	1.28
Forfeited/ Expired	-	-	(312)	1.41
Exercised	(1,216)	0.46	(1,166)	0.36
Outstanding at end of period	20,727	$0.95	21,943	$0.92
Exercisable at end of period	15,354	0.78	15,566	0.72

The Options outstanding as of March 31, 2024, had a weighted average exercise price of $0.95 (December 31, 2023: $0.92) and a weighted-average remaining contractual life of 7.1 years (December 31, 2023: 8.8 years).

D.	Restricted share unit plan

Restricted share unit plan

Under the Company’s agent performance grant program, the Company issues RSUs to agents based on an agent meeting certain performance metrics, and successfully attracting other performing agents to the Company. Each RSU, which have a vesting term of up to 3 years and subject to forfeiture in certain circumstances, entitles the holder to one Common Share. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in stock-based compensation reserve. The expense recognized from the issuance of RSU awards for the period ended March 31, 2024, was $2 million, and was classified as Marketing expense.

Under the Company’s agent stock purchase program, agents purchase RSUs, which vests immediately but have a one year restriction period, using a percentage of the agent’s commission that is withheld by the Company. Each RSU entitles the holder to one Common Share. The RSUs are expensed in the period in which they are issued with a corresponding increase in Equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent’s “cap” amount (the “Cap”). As an incentive to participate in the program, the Company issues additional RSUs (“Bonus RSUs”) with a value of (i) 10% of the commission withheld (the percentage was 15% previously) if an agent has not met the Cap and (ii) 20% of the commission withheld (the percentage was 30% previously) if an agent has met the Cap. On January 1, 2024, the Company updated the Bonus RSUs structure to matching (i) 10% of the commission withheld if an agent has not met the Cap and (ii) 20% of the commission withheld if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the program are expensed to Cost of sales and the Bonus RSUs are expensed based on the nature of the role of the employee or agent granted the Bonus RSUs. RSUs purchased under the program are expensed immediately and Bonus RSUs are amortized over the vesting period with a corresponding increase in Stock-based compensation reserve.

Stock compensation awards granted to full time employees (“FTEs”) are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the Condensed Consolidated Statements of Comprehensive Loss.

14

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

The following table illustrates the Company’s stock activity (in thousands of units) for the restricted share units under its equity plan.

Restricted Share Units
Balance at, December 31, 2022	16,908
Granted	23,400
Vested and Issued	(10,631)
Forfeited	(4,089)
Balance at, December 31, 2023	25,588
Granted	5,903
Vested and Issued	(3,431)
Forfeited	(798)
Balance at, March 31, 2024	27,262

Stock Based Compensation Expense

The following table provides a detailed breakdown of the Stock-based compensation expense (in thousands) as reported in the Condensed Consolidated Statement of Comprehensive Loss.

	For the Period Ended
	March 31, 2024			March 31, 2023
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock Based Compensation	-	5,214	5,214	-	3,201	3,201
Marketing Expenses – Agent Stock Based Compensation	142	1,995	2,137	349	1,192	1,541
Marketing Expenses – FTE Stock Based Compensation	1	3	4	2	9	11
Research and Development – FTE Stock Based Compensation	7	128	135	28	21	49
General and Administrative – FTE Stock Based Compensation	604	750	1,354	638	321	959
Total Stock Based Compensation	754	8,090	8,844	1,017	4,744	5,761

9.	Investments in Available for Sale Securities at Fair Value

The following table provides a detailed breakdown of short-term investments (in thousands) as reported in the Condensed Consolidated Balance Sheets:

Description	Cost or Amortized Cost December 31, 2023	Cost or Amortized Cost March 31, 2024	Estimated Fair Value December 31, 2023	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value March 31, 2024
Cash Investments	6,531	3,842	6,531	(2,860)	171	-	3,842
Fixed Income	7,274	10,457	7,597	2,860	-	42	10,499
Investment Certificate	94	72	94	(22)	-	-	72
Total	13,899	14,371	14,222	(22)	171	42	14,413

15

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company’s investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other comprehensive income (loss).

Available-for-sale debt securities in an unrealized loss position at each measurement date are individually evaluated for expected credit losses. The Company evaluates whether the unrealized loss is due to market factors or changes in the investment holdings’ credit rating. An expected credit loss will be recorded when an investment in an unrealized loss position is determined to have lost value from a decreased credit rating. For the periods ended March 31, 2024 and December 31, 2023, no allowance for credit losses was recorded.

10.	Property and Equipment

Property and equipment, net consisted of the following (in thousands)

	March 31, 2024	December 31, 2023
Computer hardware and software	2,161	2,082
Furniture, fixture, and equipment	10	10
Total property and equipment	2,171	2,092
Less: accumulated depreciation	(578)	(492)
Property and equipment, net	1,593	1,600

For the periods ended March 31, 2024 and December 31, 2023, depreciation expense was $103 and $316 respectively.

11.	INTANGIBLE ASSETS

The Company’s Intangible assets are finite lived and consist primarily of customer relationships which is amortized on a straight-line basis over its useful life of 5 years.

Reconciliation of Carrying Amounts (in thousands)

Intangible Assets
Cost
Balance at December 31, 2022	3,933
Measurement Period Adjustment	530
Balance at December 31, 2023	4,463
Additions	-
Balance at March 31, 2024	4,463
Accumulated Depreciation
Balance at December 31, 2022	225
Depreciation	796
Balance at December 31, 2023	1,021
Depreciation	223
Balance at March 31, 2024	1,244

Carrying Amounts
Balance at December 31, 2023	3,442
Balance at March 31, 2024	3,219

16

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

As of March 31, 2024, expected amortization related to Intangible assets will be:

Expected Amortization
2024, excluding the three months ended March 31, 2024	$670
2025	893
2026	780
2027	780
2028	96
2029 and thereafter	—
TOTAL	$3,219

12.	GOODWILL

We record Goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and intangible assets acquired. We review Goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate Goodwill may be impaired.

	Realty Crunch	Expetitle	LemonBrew	Total
Cost
Balance at December 31, 2022	602	8,393	1,267	10,262
Impairment	-	(723)	-	(723)
Adjustments	-	-	(546)	(546)
Balance at December 31, 2023	602	7,670	721	8,993
Impairment	-	-	-	-
Balance at March 31, 2024	602	7,670	721	8,993

	Realty Crunch	Expetitle	LemonBrew	Total
Accumulated Impairment Loss at December 31, 2022	—	—	—	—
Goodwill Impairment	—	723	—	723
Accumulated Impairment Loss at December 31, 2023	—	723	—	723
Goodwill Impairment	—	—	—	—
Accumulated Impairment Loss at March 31, 2024	—	723	—	723

17

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

13.	Capital and Reserves

Common Shares

All Common Shares rank equally with regards to the Company’s residual assets. The following table is presented in thousands:

	March 31, 2024	December 31, 2023
Common Shares, Beginning Balance	183,605	179,922
Release of Restricted Stock Units	2,366	1,231
Stock Options Exercised	1,217	2,452
Warrants Exercised	—	—
Common Shares, Ending Balance	187,188	183,605

Treasury Stock

Treasury Stock is recognized at cost of purchase and presented as a deduction from equity. The following table shows the changes in treasury stock shares for the periods presented in thousands:

	March 31, 2024	December 31, 2023
Treasury Stock, Beginning Balance	175	5,771
Repurchases of Common Shares	1,745	1,988
Issuance of Treasury Stock	(1,212)	(7,584)
Treasury Stock, Ending Balance	708	175

18

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

14.	Financial Instruments – Fair Value

Items measured at fair value (in thousands)

	For the Period Ended March 31, 2024			For the Period Ended December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	14,371	-	14,371	14,222	-	14,222
Total Financial Assets Measured at Fair Value (FV)	14,371	-	14,371	14,222	-	14,222
Financial Liabilities Measured at Fair Value (FV)
Warrants Liability	-	540	540	-	269	269
Total Financial Liabilities Measured at Fair Value (FV)	-	540	540	-	269	269

During the periods ended March 31, 2024, and December 31, 2023, there have been no transfers between Level 1, Level 2 and Level 3.

19

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024, AND 2023

UNAUDITED

15.	COMMITMENTS AND CONTINGENCIES

On April 8, 2024, the Company entered into a settlement agreement to resolve the pending class action litigation, Umpa v. NAR, 4:23-cv-00945 (W.D. Mo.), on a nationwide basis.

This settlement conclusively addresses all claims asserted against Real in the Umpa lawsuit, releasing Real, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by Real, nor does it concede or validate any of the claims asserted in the litigation.

Under the terms of the settlement agreement, Real has committed to paying $9.25 million into a qualified settlement fund within 30 days following the court’s preliminary approval of the settlement agreement. The Company does not foresee the settlement terms having a material impact on its future operations.

Additionally, Real has agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. Real will also develop training materials to support these practice changes.

On April 30, 2024, the settlement agreement received preliminary approval by the court. The settlement agreement awaits final court approval and will take effect upon such final approval.

16.	SUBSEQUENT EVENTS

On April 8, 2024, the Company entered into a settlement agreement to resolve the pending class action litigation, Umpa v. NAR, 4:23-cv-00945 (W.D. Mo.), on a nationwide basis. This settlement conclusively addresses all claims asserted against Real in the Umpa lawsuit, releasing Real, its subsidiaries, and affiliated agents from these claims on a nationwide basis. The settlement does not constitute an admission of liability by Real, nor does it concede or validate any of the claims asserted in the litigation. Under the terms of the settlement agreement, Real has committed to paying $9.25 million into a qualified settlement fund within 30 days following the court’s preliminary approval of the settlement agreement. Additionally, as part of the settlement, Real has agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. Real will also develop training materials to support these practice changes. On April 30, 2024, the settlement agreement received preliminary approval by the court. The settlement agreement awaits final court approval and will take effect upon such final approval.

20